June 12, 2025

Jingwei Zhang
Chief Financial Officer
MingZhu Logistics Holdings Ltd
27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081

       Re: MingZhu Logistics Holdings Ltd
           Registration Statement on Form F-3
           Filed May 23, 2025
           File No. 333-287552
Dear Jingwei Zhang:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3
Risk Factors, page 18

1. We note the significant number of shares the selling shareholders may be offering.
       Please revise to include risk factor disclosure discussing the impact that this offering could have on your stock price and on investors.
The trading price of our ordinary shares may be volatile, which could result is substantial losses, page 56

2. You disclose that the trading price of your securities may be volatile and could fluctuate widely due to factors beyond your control. You further discuss that this may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located
 June 12, 2025
Page 2

       mainly in China that have listed their securities in the United States and attitudes of investors toward Chinese companies listed in the United States in general. Please also revise to address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. Your disclosure should include intra-day stock price range information and should cover a period of time sufficient to demonstrate the recent price volatility and should address the impact on investors. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant quantify them. If you lack information to do so, explain why.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Claudia Rios at 202-551-8770 or Kevin Dougherty at 202-551-3271
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Joan Wu, Esq.